Cardiol Therapeutics' Phase II MAvERIC-Pilot Clinical Results in

Recurrent Pericarditis Presented at the American Heart Association Scientific
Sessions 2024

Marked and rapid reductions in both pericarditis pain and inflammation maintained throughout the 26-week study

Episodes of pericarditis per year substantially reduced

MAvERIC-Pilot results support advancing CardiolRx™ into the Phase II/III MAVERIC-2 and the Phase III MAVERIC-3 clinical trials

Toronto, ON - November 18, 2024 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease, today reported clinical results from its Phase II open-label MAvERIC-Pilot study investigating the impact of CardiolRx™ administered to patients with symptomatic recurrent pericarditis. The data showed that the marked improvements in both pericarditis pain and inflammation, previously reported at the 8-week primary endpoint, were maintained throughout the extension period of the 26-week study. The data were included in an oral presentation as part of the Laennec Clinician-Educator Award & Lecture at the American Heart Association Scientific Sessions 2024. Dr. S. Allen Luis, Co-Director of the Pericardial Diseases Clinic and Associate Professor of Medicine in the Department of Cardiovascular Medicine at the Mayo Clinic, presented on behalf of the MAvERIC-Pilot investigators. These findings support the initiation of a Phase III trial (MAVERIC-3), designed to assess CardiolRx™ for the treatment of pericarditis patients to prevent recurrence. The MAVERIC-3 trial is expected to run in parallel with the recently announced MAVERIC-2 Phase II/III trial designed to evaluate the impact of CardiolRx™ in recurrent pericarditis patients following cessation of interleukin-1 blocker therapy.

"The data reported today show that patients enrolled in MAvERIC-Pilot, despite the severity of their disease, experienced clinically relevant and rapid reductions in both their pericarditis pain and C-reactive protein levels that were maintained throughout the study. In addition, results demonstrated a substantial reduction in pericarditis episodes per year as compared to the patients' historical event rate prior to the study. Importantly, treatment was shown to be safe and well tolerated in a population who presented with significant disease burden," said Dr. S. Allen Luis, Co-Director of the Pericardial Diseases Clinic and Associate Professor of Medicine in the Department of Cardiovascular Medicine at the Mayo Clinic. "I look forward to further investigation in the upcoming Phase II/III and Phase III clinical trials."

The MAvERIC-Pilot study enrolled 27 participants (average age 53 years; 67% female) at eight clinical sites across the United States. Average disease duration and the number of pericarditis episodes per year prior to trial entry were 2.7 years and 5.8 events per year, respectively.  Baseline pericarditis pain score averaged 5.8 out of 10 and the C-reactive protein ("CRP") level averaged 2.0 mg/dL. In addition to pericarditis chest pain, other manifestations of pericarditis-confirmed diagnosis were pericardial effusion in 21 patients (78%), pericardial rub in 4 (15%), and ST-segment elevation or PR depression in 5 (19%). Stable doses of baseline medications for recurrent pericarditis, in any combination, included colchicine (85% of patients), non-steroidal anti-inflammatory drugs (78%), and corticosteroids (41%). The 26-week study consisted of an 8-week treatment period ("TP") followed by an 18-week extension period ("EP"). In the first 10 days of the TP, CardiolRx™ was added to baseline medications for recurrent pericarditis and up-titrated to 10 mg/kg twice daily, or the maximum tolerated dose. Throughout the TP, patients continued receiving this concomitant therapy but were weaned off baseline medications during the EP to assess pericarditis recurrence while on CardiolRx™ monotherapy.

Summary of results:

  Primary endpoint of patient-reported pericardial pain on an 11-point numerical rating scale from 0-10 showed a mean reduction of 3.7, from 5.8 at baseline (range of 4 to 10) to 2.1 (range of 0 to 6) at week 8.
  Median time to resolution or near resolution of pain (defined as a score of ≤ 2) was rapid and was observed just 5 days following initiation of CardiolRx™ treatment.
  Reduction in pain was maintained throughout the duration of the trial with a mean reduction of 4.3, from 5.8 at baseline to 1.5 at week 26.
  At week 8, 93% (25/27) of patients reported a pain score reduction.
  CRP normalized (≤0.5 mg/dL) at week 8 in 80% (8/10) of the patients with a baseline CRP of ≥1 mg/dL, with a substantial mean reduction of 5.4 mg/dL being observed (5.7mg/dL to 0.3 mg/dL).
  CRP levels for the entire group of patients were reduced from 2.0 mg/dL at baseline to 0.74 and 0.55 at weeks 8 and 26 respectively, with a median time to CRP normalization of 21 days.
  Freedom from recurrence was maintained in 71% (17/24) of patients during the EP when CardiolRx™ was continued and patients were weaned off baseline medications. For those patients experiencing a recurrence the median time to an episode was 7.7 weeks during the EP.
  Number of pericarditis episodes per year was markedly reduced from 5.8 prior to study to 0.9 during the study.
  CardiolRx™ was shown to be safe and well tolerated with eighty-nine percent of patients (24/27) progressing to the EP and overall study drug compliance reported at 95%.

"The compelling results from MAvERIC-Pilot showed that CardiolRx™ resulted in marked and rapid reductions in pericarditis pain and inflammation in patients with a high degree of disease burden as well as a striking decrease in pericarditis episodes per year. The notable impact of CardiolRx™ on these important clinical endpoints demonstrates its potential to offer a more accessible and non-immunosuppressive therapeutic option for tens of thousands of pericarditis patients," said David Elsley, President and CEO of Cardiol Therapeutics. "These results further support advancing our late-stage MAVERIC clinical development program comprising our recently announced Phase II/III MAVERIC-2 trial as well as our planned MAVERIC-3 Phase III trial. Undertaking both trials in parallel provides the exciting opportunity for CardiolRx™ to address the unmet needs of patients in multiple segments that encompass a broad proportion of the pericarditis population."

MAvERIC-PILOT Phase II Study

To be eligible for enrollment in MAvERIC-Pilot, adult patients (≥18 years) were required to present with at least their third pericarditis episode, which included symptomatic pericarditis chest pain with a numerical rating scale ("NRS") pain score ≥4 (on an 11-point numerical rating scale ("NRS") of 0-10), together with either an elevated level of CRP ≥1 mg/dL, a clinical marker of inflammation,  or evidence of pericardial inflammation assessed by cardiac imaging with or without elevated CRP. NRS is a validated instrument used to assess patient-reported pericarditis pain. Zero represents 'no pain at all', whereas the upper limit of 10 represents 'the worst pain ever possible'. At baseline eligible patients were permitted to be receiving stable doses of concomitant medications for recurrent pericarditis (non-steroidal anti-inflammatory drugs and/or colchicine and/or oral corticosteroid therapy in any combination).

Pericarditis

Pericarditis refers to inflammation of the pericardium (the membrane or sac that surrounds the heart) frequently resulting from a viral infection. Following that initial episode patients may have multiple recurrences, and the primary goal of treatment is recurrence prevention. Symptoms include debilitating chest pain, shortness of breath and fatigue, resulting in physical limitations, reduced quality of life, emergency department visits, and hospitalizations. Significant accumulation of pericardial fluid and scarring can progress to life-threatening constriction of the heart. The only FDA-approved therapy for recurrent pericarditis, launched in 2021, is costly and is primarily used as a third-line intervention. On an annual basis, the number of patients in the United States having experienced at least one recurrence is estimated at 38,000. Approximately 60% of patients with multiple recurrences (>1) still suffer for longer than two years, and one third are still impacted at five years. Hospitalization due to recurrent pericarditis is often associated with a 6-8-day length of stay and cost per stay is estimated to range between $20,000 and $30,000 in the United States.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease. The Company's lead small molecule drug candidate, CardiolRx™ (cannabidiol) oral solution, is pharmaceutically manufactured and in clinical development for use in the treatment of heart disease. It is recognized that cannabidiol inhibits activation of the inflammasome pathway, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with myocarditis, pericarditis, and heart failure.

Cardiol has received Investigational New Drug Application authorization from the United States Food and Drug Administration ("US FDA") to conduct clinical studies to evaluate the efficacy and safety of CardiolRx™ in two diseases affecting the heart: recurrent pericarditis and acute myocarditis. The MAVERIC Program in recurrent pericarditis, an inflammatory disease of the pericardium which is associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, and results in physical limitations, reduced quality of life, emergency department visits, and hospitalizations, comprises the Phase II MAvERIC-Pilot study (NCT05494788), the Phase II/III MAVERIC-2 trial, and the planned Phase III MAVERIC-3 trial. The ARCHER trial (NCT05180240) is a Phase II study in acute myocarditis, an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in people less than 35 years of age. The US FDA has granted Orphan Drug Designation to CardiolRx™ for the treatment of pericarditis, which includes recurrent pericarditis.

Cardiol is also developing CRD-38, a novel subcutaneously administered drug formulation intended for use in heart failure - a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding $30 billion annually.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to statements regarding the Company's plans to expand the MAVERIC clinical development program and advance CardiolRx™ into the Phase II/III MAVERIC-2 and the Phase III MAVERIC-3 clinical trials, the Company's plans to conduct the MAVERIC-2 and MAVERIC-3 studies in parallel, the MAVERIC-3 Phase III study being designed to assess CardiolRx™ for the treatment of the broader population of pericarditis patients to prevent recurrence, the Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease, the molecular targets and mechanism of action of the Company's product candidates, the Company's intended clinical studies and trial activities and timelines associated with such activities, including the Company's plan to complete the Phase III study in recurrent pericarditis with CardiolRx, and the Company's plan to advance the development of CRD-38, a novel subcutaneous formulation of cannabidiol intended for use in heart failure. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and Canadian securities regulators on April 1, 2024, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Supplement, the accompanying Base Prospectus and the documents incorporated by reference therein.

For further information, please contact:

Trevor Burns, Investor Relations +1-289-910-0855

trevor.burns@cardiolrx.com